UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Oi S.A.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

670851 104**

(CUSIP Number)

Nuno Vieira, Investor Relations Director

Portugal Telecom, SGPS, S.A.

Avenida Fontes Pereira de Melo, 40

1069-300 Lisboa, Portugal

+351-21-500-1701

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 5, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** The CUSIP number is for the American Depositary Shares relating to the Common Shares. No CUSIP number exists for the underlying Common Shares, since such shares are not traded in the United States.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 670851 104

1.	Name of Reporting Person I.R.S. Identification No. Portugal Telecom, SGPS, S.A.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Portuguese Republic

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,082,171,926(1)

	8.	Shared Voting Power 290,549,788(2)

	9.	Sole Dispositive Power 1,082,171,926(1)

	10.	Shared Dispositive Power 290,549,788(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,372,721,714(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 49.42%(2)

14.	Type of Reporting Person CO

(1)  Includes 1,045,803,934 Common Shares of Oi S.A. held directly by Portugal Telecom, SGPS, S.A., and 36,367,992 Common Shares held by Bratel Brasil S.A., one of the other Reporting Persons and a subsidiary of Portugal Telecom, SGPS, S.A.

(2)  Includes the aggregate number of Common Shares of Oi S.A. with respect to which the Reporting Person may be deemed to share voting and dispositive power pursuant to the shareholders’ agreements described in Item 6 of this Statement on Schedule 13D.

Schedule 13D

CUSIP No. 670851 104

1.	Name of Reporting Person I.R.S. Identification No. PT Portugal, SGPS, S.A.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Portuguese Republic

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) —

14.	Type of Reporting Person CO

Schedule 13D

CUSIP No. 670851 104

1.	Name of Reporting Person I.R.S. Identification No. PT Comunicações, S.A.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Portuguese Republic

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) —

14.	Type of Reporting Person CO

Schedule 13D

CUSIP No. 670851 104

1.	Name of Reporting Person I.R.S. Identification No. MEO - Serviços de Comunicações e Multimedia, S.A.(formerly TMN Telecomunicações Móveis Nacionais, S.A.)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Portuguese Republic

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) —

14.	Type of Reporting Person CO

Schedule 13D

CUSIP No. 670851 104

1.	Name of Reporting Person I.R.S. Identification No. PT Móveis, SGPS, S.A.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Portuguese Republic

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) —

14.	Type of Reporting Person CO

Schedule 13D

CUSIP No. 670851 104

1.	Name of Reporting Person I.R.S. Identification No. Bratel B.V.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Kingdom of the Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 36,367,992(1)

	8.	Shared Voting Power 290,549,788(2)

	9.	Sole Dispositive Power 36,367,992(1)

	10.	Shared Dispositive Power 290,549,788(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 326,917,780(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 11.77%(2)

14.	Type of Reporting Person CO

(1)  Represents Common Shares held by Bratel Brasil S.A., one of the other Reporting Persons and a subsidiary of Bratel B.V.

(2)  Includes the aggregate number of Common Shares of Oi S.A. with respect to which the Reporting Person may be deemed to share voting and dispositive power pursuant to the shareholders’ agreements described in Item 6 of this Statement on Schedule 13D.

Schedule 13D

CUSIP No. 670851 104

1.	Name of Reporting Person I.R.S. Identification No. Bratel Brasil S.A.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Federative Republic of Brazil

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 36,367,992

	8.	Shared Voting Power 290,549,788(1)

	9.	Sole Dispositive Power 36,367,992

	10.	Shared Dispositive Power 290,549,788(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 326,917,780(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 11.77%(1)

14.	Type of Reporting Person CO

(1) Includes the aggregate number of Common Shares of Oi S.A. with respect to which the Reporting Person may be deemed to share voting and dispositive power pursuant to the shareholders’ agreements described in Item 6 of this Statement on Schedule 13D.

Schedule 13D

Preliminary Statement

This Amendment No. 3 (this “Amendment”) amends the Statement on Schedule 13D, filed on June 13, 2012 (the “Original Schedule 13D”), by the entities identified on the cover pages of this Schedule 13D (collectively, the “Reporting Persons”), as amended by Amendment No. 1 (“Amendment No. 1”) filed on October 8, 2013, and as further amended by Amendment No. 2 filed on February 27, 2014 (“Amendment No. 2”; the Original Schedule 13D, as amended by Amendment No. 1 and Amendment No. 2, and as further amended by this Amendment, this “Statement”), by the Reporting Persons.  Except as otherwise specified in this Amendment, all previous Items are unchanged.  Capitalized terms used herein which are not defined herein have the meanings given to them in the Original Schedule 13D, Amendment No. 1 and/or Amendment No. 2 (as applicable).

On October 1, 2013, Portugal Telecom, SGPS, S.A. (“Portugal Telecom”) entered into a Memorandum of Understanding (“MOU”) with Oi S.A. (“Oi” or the “Issuer”), AG Telecom Participações S.A. (“AG Telecom”), LF Tel. S.A. (“LF Tel”), Pasa Participações S.A. (“Pasa”), EDSP75 Participações S.A. (“EDSP75”), Bratel Brasil S.A. (“Bratel Brasil” and, together with AG Telecom, LF Tel, Pasa, EDSP75 and Telemar Participações S.A. (“TmarPart”), the “Oi Holding Companies”), Avistar, SGPS, S.A., a shareholder of Portugal Telecom and an affiliate of Banco Espírito Santo, S.A. (“BES”), and Nivalis Holding B.V., a shareholder of Portugal Telecom and an affiliate of RS Holding, SGPS, S.A. (“Nivalis”), with respect to a proposed combination (the “Business Combination”) of the businesses of Portugal Telecom, Oi and the Oi Holding Companies into TmarPart.  Portugal Telecom and Oi announced the Business Combination on October 2, 2013.  Pursuant to the Business Combination, among other things, Oi has become the owner of the PT Assets (as defined below) and is expected to become a wholly owned subsidiary of TmarPart, and Portugal Telecom is expected to merge with and into TmarPart with TmarPart as the surviving company.

On May 5, 2014, Oi completed the Oi Capital Increase (as defined in Amendment No. 1), pursuant to which Oi issued (1) Common Shares and preferred shares of Oi (the “Preferred Shares”) for cash to investors, with a priority right of subscription for existing holders in Brazil of Common Shares and Preferred Shares, and (2) Common Shares and Preferred Shares to Portugal Telecom in exchange for the transfer by Portugal Telecom to Oi of all of the shares of PT Portugal, which, at the time of the transfer, owned (a) all of Portugal Telecom’s operating assets, except interests held directly or indirectly in Oi, Contax Participações S.A. and Portugal Telecom’s subsidiary Bratel B.V. (which holds certain cash and cash equivalents) and (b) all of Portugal Telecom’s liabilities at the time of the transfer (collectively, the “PT Assets”).

The Reporting Persons are filing this Amendment No. 3 to update the information previously reported in the Statement, including (1) the acquisition of additional Common Shares by certain of the Reporting Persons in the Oi Capital Increase and (2) the transfer of the shares of PT Portugal and its subsidiaries PT Comunicações, MEO and PT Móveis to Oi in connection with the Oi Capital Increase.  PT Portugal, PT Comunicações, MEO and PT Móveis are filing this Amendment solely to report pursuant to Item 5(e) below that they have ceased to beneficially own any Common Shares of Oi.

Schedule 13D

Item 2.                     Identity and Background

As a result of the completion of the Oi Capital Increase and as reported under Item 5(e) below, PT Portugal, PT Comunicações, MEO and PT Móveis will cease to be Reporting Persons following the filing of this Amendment.  In any future amendments to the Statement, the sole Reporting Persons are expected to be Portugal Telecom, Bratel B.V. and Bratel Brasil.

Item 3.                     Source of Funds

The information set forth in Item 3 of the Statement is hereby amended by adding the following paragraphs at the end thereof:

On May 5, 2014, Oi completed the Oi Capital Increase as one step of the Business Combination.  Oi issued a total of 2,262,544,570 Common Shares at a price of R$2.17 per Common Share and 4,525,089,141 Preferred Shares at a price of R$2.00 per Preferred Share for total gross proceeds of approximately R$13.96 billion, including shares issued pursuant to the partial exercise by Banco BTG Pactual S.A., as lead underwriter, on that same date, of its option to purchase additional shares in the offering.

In accordance with the subscription agreement entered into with Oi on February 19, 2014 and described in Amendment No. 2, Portugal Telecom participated in the Oi Capital Increase through the contribution to Oi of the PT Assets, which contribution represented R$5,709.9 million (€1,750 million) of the total gross proceeds.  As indicated in Amendment No. 2, the value of such PT Assets was determined by the Board of Directors of Oi on the basis of the PT Assets Valuation Report issued by Banco Santander (Brasil) S.A.  The PT Assets Valuation Report was approved by the shareholders of Oi at an extraordinary general meeting held on March 27, 2014.

The number of shares of Oi that Portugal Telecom received for its contribution of the PT Assets was based on the per share price determined in the bookbuilding process for the cash portion of the Oi Capital Increase and was determined to be 1,045,803,934 Common Shares and 1,720,252,731 Preferred Shares.

Prior to the completion of the Oi Capital Increase, Portugal Telecom undertook a series of transactions with the purpose of transferring to PT Portugal (1) all of its operating assets, except the interests held directly or indirectly in Oi, Contax Participações S.A. and Bratel B.V. and (2) all of its liabilities at the time of the transfer, as further described in Item 4 below.

Item 4.                     Purpose of Transaction

The information set forth in the subsection of Item 4 of the Statement entitled “Oi Capital Increase” is hereby amended by adding the following paragraphs at the end thereof:

On May 5, 2014, Oi completed the Oi Capital Increase, pursuant to which Oi issued a total of 2,262,544,570 Common Shares at a price of R$2.17 per Common Share and 4,525,089,141 Preferred Shares at a price of R$2.00 per Preferred Share, for total gross proceeds of approximately R$13.96 billion, including shares issued pursuant to the partial exercise by

Schedule 13D

Banco BTG Pactual S.A., as lead underwriter, on that same date, of its option to purchase additional shares in the offering.

Of this amount, the PT Assets represented R$5,709.9 million (€1,750 million), and Portugal Telecom received 1,045,803,934 Common Shares and 1,720,252,731 Preferred Shares for the contribution of the PT Assets to Oi. The remainder of the Oi Capital Increase was an offering of Common Shares and Preferred Shares for cash, which yielded gross proceeds to Oi of R$8.25 billion.

In addition, the following new subsections are added at the end of Item 4 of the Statement:

PT Portugal Corporate Reorganization

In anticipation of the Oi Capital Increase, Portugal Telecom undertook a corporate reorganization of its subsidiaries with the purpose of transferring to PT Portugal the portion of the PT Assets that PT Portugal did not already own.

On January 27, 2014, (1) Portugal Telecom Inovação Brasil, S.A., an indirect subsidiary of PT Portugal, sold all of the shares of PTB2 S.A. (“PTB2”) (formerly known as Istres Holding S.A), an indirect subsidiary of PT Portugal, that it owned, representing 90% of the share capital of PTB2, to Bratel B.V., and (2) Portugal Telecom Brasil, S.A. (“PT Brasil”), a direct wholly owned subsidiary of Portugal Telecom, sold all of the shares of PTB2 that it owned, representing 10% of the share capital of PTB2, to Bratel B.V. and Bratel Brasil (with the latter receiving one share).

On February 14, 2014, Portugal Telecom approved a partial split-off (cisão parcial) of PT Brasil with the merger of the split-off portion of PT Brasil into Bratel Brasil under Portuguese and Brazilian law in which PT Brasil transferred:

•                  approximately R$225 million of cash;

•                  all of the shares of CTX Participações S.A. that it owned; and

•                  all of the shares of Contax Participações S.A. that it owned,

to Bratel Brasil in exchange for the issuance of shares of Bratel Brasil to Portugal Telecom.

On March 31, 2014:

•                  Portugal Telecom transferred all but one of the shares of Bratel Brasil that it owned to Bratel B.V., and as a result Bratel B.V. became the holder of 99.99% of Bratel Brasil; and

Schedule 13D

•                  Portugal Telecom transferred 100% of the share capital of PT Brasil, PT Investimentos Internacionais, S.A. and PT Centro Corporativo, S.A. to PT Portugal.

On April 30, 2014, PT Móveis subscribed a capital increase of Bratel B.V. in the amount of approximately €1.3 billion. The proceeds of this capital increase, together with cash on hand of Bratel Brasil, were used to settle the subscriptions of Bratel Brasil and PTB2 for the debentures issued by Venus, Sayed, Pasa and EDSP75 described under “Issuance and Conversion of Debentures” below. The proceeds of these debentures were used to repay substantially all of the indebtedness of TmarPart (excluding the indebtedness of Oi and its consolidated subsidiaries) and of AG Telecom and LF Tel.

On May 2, 2014:

•                  PT Móveis transferred its interest in Bratel B.V. to Portugal Telecom; and

•                  Portugal Telecom transferred to PT Móveis all of the shares of PT Participações, SGPS, S.A. that Portugal Telecom owned.

On May 5, 2014, Portugal Telecom transferred to PT Portugal all of the shares of Portugal Telecom Internacional Finance B.V. that Portugal Telecom owned.

As a result of these transactions, prior to the completion of the Oi Capital Increase, PT Portugal owned all of Portugal Telecom’s subsidiaries and equity interests in other entities, other than the shares of Bratel B.V., Bratel Brasil, PTB2 and the entities in which Bratel Brasil owns investments, including Oi.

Immediately following the completion of the corporate reorganization of PT Portugal and the Oi Capital Increase, Portugal Telecom’s assets consisted solely of (1) Portugal Telecom’s interests in Oi, Contax Participações S.A. and Bratel B.V. and (2) cash and cash equivalents held by Portugal Telecom and Bratel B.V. (including cash and cash equivalents used to subscribe for the debentures described below).

Issuance and Conversion of Debentures

Pursuant to the debenture subscription agreements described in Item 6 of Amendment No. 2 in the subsection entitled “Debenture Subscription Agreements and Private Deeds”:

•                  On March 25, 2014, Venus issued R$938.5 million aggregate principal amount of its convertible debentures (the “Venus Debentures”) to PTB2, which Venus Debentures were paid for and converted on May 5, 2014, upon completion of the Oi Capital Increase.

As a result, PTB2 subscribed for 208,599,126 common shares and 179,482,423 preferred shares of Venus, representing 65.0% of the share capital, including 50.0% of the voting share capital, of Venus after giving effect to the conversion of

Schedule 13D

these debentures. Venus used the proceeds of the Venus Debentures to settle its subscription for the Pasa Debentures referred to below.

•                  On March 25, 2014, Sayed issued R$938.5 million aggregate principal amount of its convertible debentures (the “Sayed Debentures”) to PTB2, which Sayed Debentures were paid for and converted on May 5, 2014, upon completion of the Oi Capital Increase.

As a result, PTB2 subscribed for 410,106,399 common shares and 352,862,887 preferred shares of Sayed, representing 65.0% of the share capital, including 50.0% of the voting share capital, of Sayed after giving effect to the conversion of these debentures. Sayed used the proceeds of the sale of the Sayed Debentures to settle its subscription for the EDSP75 Debentures referred to below.

•                  On March 25, 2014, Pasa issued (1) R$938.5 million aggregate principal amount of its Series A convertible debentures to Venus and (2) R$1,455.5 million aggregate principal amount of its Series B convertible debentures to Bratel Brasil (together, the “Pasa Debentures”), which Pasa Debentures were paid for and converted on May 5, 2014, upon completion of the Oi Capital Increase.

As a result, Venus subscribed for 388,081,549 common shares of Pasa, representing 27.7% of the share capital, including 32.6% of the voting share capital, of Pasa after giving effect to the conversion of these debentures, and Bratel Brasil subscribed for 388,081,549 common shares and 213,739,263 preferred shares of Pasa, representing 42.9% of the share capital, including 32.6% of the voting capital, of Pasa, after giving effect to the conversion of these debentures. Pasa used the proceeds of the Pasa Debentures to repay all of its outstanding indebtedness and to settle its subscription for the AG Telecom Debentures referred to below.

•                  On March 25, 2014, EDSP75 issued (1) R$938.5 million aggregate principal amount of its Series A convertible debentures to Sayed, and (2) R$1,455.5 million aggregate principal amount of its Series B convertible debentures to Bratel Brasil (together the “EDSP75 Debentures”), which EDSP75 Debentures were paid for and converted on May 5, 2014, upon completion of the Oi Capital Increase.

As a result, Sayed subscribed for 762,969,285 common shares of EDSP75, representing 27.7 % of the share capital, including 32.6% of the voting share capital, of EDSP75 after giving effect to the conversion of these debentures, and Bratel Brasil subscribed for 762,969,285 common shares and 420,211,919 preferred shares of EDSP75, representing 42.9% of the share capital, including 32.6% of the voting capital, of EDSP75, after giving effect to the conversion of these debentures. EDSP75 used the proceeds of the EDSP75 Debentures to repay all of its outstanding indebtedness and to settle its subscription for the LF Tel Debentures referred to below.

Schedule 13D

•                  On March 25, 2014, AG Telecom issued R$2,394.0 million aggregate principal amount of its convertible debentures to Pasa (the “AG Telecom Debentures”), which AG Telecom Debentures were paid for and converted on May 5, 2014, upon completion of the Oi Capital Increase.

As a result, Pasa subscribed for 691,446,091 common shares of AG Telecom, representing 58.6% of the share capital of AG Telecom after giving effect to the conversion of these debentures. AG Telecom used the proceeds of the AG Telecom Debentures to repay all of its outstanding indebtedness and to settle its subscription for the TmarPart Debentures referred to below.

•                  On March 25, 2014, LF Tel issued R$2,394.0 million aggregate principal amount of its convertible debentures to EDSP75 (the “LF Tel Debentures”), which LF Tel Debentures were paid for and converted on May 5, 2014, upon completion of the Oi Capital Increase.

As a result, EDSP75 subscribed for 1,359,384,726 common shares of LF Tel, representing 58.6% of the share capital of LF Tel after giving effect to the conversion of these debentures. LF Tel used the proceeds of the LF Tel Debentures to repay all of its outstanding indebtedness and to settle its subscription for the TmarPart Debentures referred to below.

•                  On March 25, 2014, TmarPart issued (1) R$1,714.0 million aggregate principal amount of its convertible debentures to AG Telecom and (2) R$1,714.0 million aggregate principal amount of its debentures to LF Tel (together, the “TmarPart Debentures”), which TmarPart Debentures were paid for and converted on May 5, 2014, upon completion of the Oi Capital Increase.

The TmarPart Debentures were converted into (1) 2,212,047,712 common shares issued to AG Telecom and (2) 2,212,047,712 common shares issued to LF Tel, or a total of 4,424,095,424 TmarPart common shares, representing 58.2% of TmarPart’s outstanding share capital after giving effect to the conversion of the debentures. TmarPart used the proceeds of these debentures to repay all of its outstanding indebtedness and redeem all of its outstanding redeemable preferred shares.

Disposition of Interests in CTX Participações S.A. and Contax Participações S.A.

Prior to completion of the Oi Capital Increase, Bratel Brasil, Pasa, EDSP75 and certain of their affiliates undertook a series of transactions through which Bratel Brasil exchanged its interests in CTX Participações S.A. and Contax Participações S.A. for additional interests Pasa and EDSP75, as contemplated by the share exchange agreements described in Item 6 of Amendment No. 2 in the subsection entitled “Share Exchange Agreements.”  These transactions, which are described below, had the effect of increasing the Reporting Persons’ beneficial interests in the Common Shares and Preferred Shares.

Schedule 13D

On March 21, 2014, Pasa and Pasa Contact Center Participações S.A. (“Pasa Contact”) engaged in a partial split-off (cisão parcial) with the merger of the split-off portion of Pasa into Pasa Contact under Brazilian law (the “Pasa Split-Off”), in which Pasa transferred part of the shares it owns in AG Telecom, corresponding to the participation AG Telecom owned in CTX Participações S.A., to Pasa Contact in exchange for the issuance of shares of Pasa Contact to Andrade Gutierrez S.A. (“AGSA”) and Bratel Brasil in proportion to their then-current holdings of Pasa. Prior to the Pasa Split-Off, Pasa Contact was a wholly-owned subsidiary of AGSA.

On March 21, 2014, EDSP75 and Detmold RJ Participações S.A. (“Detmold”) engaged in a partial split-off (cisão parcial) with the merger of the split-off portion of EDSP75 into Detmold under Brazilian law (the “EDSP75 Split-Off”), in which EDSP75 transferred part of the shares it owns in LF Tel, corresponding to the participation LF Tel owned in CTX Participações S.A., to Detmold in exchange for the issuance of shares of Detmold to Jereissati Telecom S.A. (“Jereissati”) and Bratel Brasil in proportion to their then-current holdings of EDSP75. Prior to the EDSP75 Split-Off, Detmold was a wholly-owned subsidiary of Jereissati.

On May 5, 2014, AG Telecom and AG Contact Center Participações S.A. (“AG Contact”), a wholly-owned subsidiary of Pasa Contact, engaged in a partial split-off (cisão parcial) with the merger of the split-off portion of AG Telecom into AG Contact under Brazilian law (the “AG Telecom Split-Off”), in which AG Telecom transferred all of the shares of CTX Participações S.A. that it owned to AG Contact in exchange for the issuance of shares of AG Contact to Pasa Contact.

On May 5, 2014, LF Tel and Dronten RJ Participações S.A. (“Dronten”), a wholly-owned subsidiary of Detmold, engaged in a partial split-off (cisão parcial) with the merger of the split-off portion of LF Tel into Dronten under Brazilian law (the “LF Tel Split-Off”), in which LF Tel transferred all of the shares of CTX Participações S.A. that it owned to Dronten in exchange for the issuance of shares of Dronten to Detmold.

On May 5, 2014, Bratel Brasil transferred:

•                  all of its shares in Pasa Contact, together with 50% of the shares of CTX Participações S.A. and Contax Participações S.A. then held by Bratel Brasil, to AGSA in exchange for common shares of Pasa owned by AGSA representing 14.5% of the share capital of Pasa; and

•                  all of its shares in Detmold, together with 50% of the shares of CTX Participações S.A. and Contax Participações S.A. then held by Bratel Brasil, to Jereissati in exchange for common shares of EDSP75 owned by Jereissati representing 14.5% of the share capital of EDSP75.

As a result of the transactions described above, Portugal Telecom and its subsidiaries no longer hold an interest in CTX Participações S.A. or Contax Participações S.A.

Schedule 13D

As a result of the completion of the Oi Capital Increase, the issuance and conversion of the debentures and the other transactions described above, the Reporting Persons may be deemed to beneficially own the Common Shares of Oi described in Item 5 below.

Corporate Reorganization of TmarPart

Concurrently with the Merger of Shares, TmarPart, AG Telecom, LF Tel, Pasa, Venus, EDSP75, Sayed, Bratel Brasil and PTB2 are expected to carry out the transactions described below to simplify their organizational structure (the “TmarPart Reorganization”).

Mergers of AG Telecom, Pasa, LF Tel, EDSP75 and Bratel Brasil

Immediately prior to the merger of Pasa and Bratel Brasil, AG Telecom and Pasa are expected to merge with Pasa as the surviving company. Following this merger, Venus will own 42.5% of the share capital, including 50.2% of the voting share capital, of Pasa, Bratel Brasil will own 57.5% of the share capital, including 49.8% of the voting share capital, of Pasa, and Pasa will be direct holder of 2,826,846,254 TmarPart common shares, representing 37.2% of TmarPart’s outstanding share capital.

Immediately prior to the merger of EDSP75 and Bratel Brasil, LF Tel and EDSP75 are expected to merge with EDSP75 as the surviving company. Following this merger, Sayed will own 42.5% of the share capital, including 50.2% of the voting share capital, of EDSP75, Bratel Brasil will own 57.5% of the share capital, including 49.8% of the voting share capital, of EDSP75, and EDSP75 will be direct holder of 2,826,846,254 TmarPart common shares, representing 37.2% of TmarPart’s outstanding share capital.

Following (1) the merger of AG Telecom and Pasa and immediately prior to the TmarPart Split-Off (as defined below), Pasa and Bratel Brasil are expected to merge with Bratel Brasil as the surviving company, and (2) the merger of LF Tel and EDSP75 and immediately prior to TmarPart Split-Off (as defined below), EDSP75 and Bratel Brasil are expected to merge with Bratel Brasil as the surviving company. Following these mergers:

•                  Venus will own 12.5% of the share capital of Bratel Brasil, Sayed will own 12.5% of the share capital of Bratel Brasil, and Portugal Telecom will own 75.0% of the share capital of Bratel Brasil; and

•                  Bratel Brasil will become direct holder of 6,037,052,183 TmarPart common shares, representing 79.4% of TmarPart’s outstanding share capital.

Partial Split-Off of TmarPart and Bratel Brasil and Merger of Bratel Brasil with and into Oi

Following the merger of Pasa and EDSP75 into Bratel Brasil and immediately prior to the Bratel Brasil split-off, TmarPart is expected to implement a disproportionate partial split-off (cisão parcial) of TmarPart (the “TmarPart Split-Off”), in which TmarPart will transfer 230,726,884 Common Shares and 14,524,105 Preferred Shares, representing 2.9% of its share capital, including 8.3% of its voting share capital, to Bratel Brasil, and 6,035,487,301 of

Schedule 13D

TmarPart’s shares owned by Bratel Brasil will be cancelled. Following the TmarPart Split-Off, (1) Bratel Brasil will own 1,564,882 TmarPart common shares, representing 0.1% of TmarPart’s outstanding share capital, (2) TmarPart’s shareholders, other than Bratel Brasil, AG Telecom and LF Tel, will own 1,563,554,236 TmarPart common shares, representing 99.9% of TmarPart’s outstanding share capital, and (3) TmarPart will own, directly and through Valverde, 59,822,904 Common Shares and 3,765,812 Preferred Shares, representing 0.8% of Oi’s outstanding share capital, including 2.2% of Oi’s outstanding voting share capital.

Following the TmarPart Split-Off and immediately prior to the merger of Bratel Brasil with and into Oi, Bratel Brasil is expected to implement the partial split-off (cisão parcial) of Bratel Brasil under Brazilian law with the merger of the split-off portion of Bratel Brasil into Marnaz Holdings (the “Bratel Brasil Split-Off”), in which Bratel Brasil will transfer 1,564,882 TmarPart common shares, representing 0.1% of TmarPart’s share capital, to Marnaz Holdings, and Marnaz Holdings will issue shares to Portugal Telecom, Venus and Sayed in proportion to their interests in Bratel Brasil. Following the Bratel Brasil Split-Off, Bratel Brasil will not hold any TmarPart common shares, and Marnaz Holdings will own 1,564,882 TmarPart common shares, representing 0.1% of TmarPart’s outstanding share capital.

Following the Bratel Brasil Split-Off and immediately prior to the merger of Marnaz Holdings with and into TmarPart, Bratel Brasil is expected to merge with Oi, with Oi as the surviving company. In this merger, Oi will issue:

•                  200,321,156 Common Shares and 277,195,000 Preferred Shares, representing 5.7% of its share capital, including 7.2% of its voting share capital, to Portugal Telecom;

•                  33,386,860 Common Shares and 49,199,167 Preferred Shares, representing 0.9% of its share capital, including 1.2% of its voting share capital, to Venus; and

•                  33,386,860 Common Shares and 46,199,167 Preferred Shares, representing 0.9% of its share capital, including 1.2% of its voting share capital, to Sayed.

The 267,094,876 Common Shares and 369,593,334 Preferred Shares held by Bratel Brasil will be cancelled.

Mergers of Marnaz Holdings, Venus, Sayed and PTB2 with and into TmarPart

Following the merger of Bratel Brasil with and into Oi and immediately prior to the merger of Venus and Sayed with and into TmarPart, Marnaz Holdings is expected to merge with and into TmarPart. In this merger, TmarPart will issue:

•                  1,173,662 TmarPart common shares to Portugal Telecom;

•                  195,610 TmarPart common shares to Venus; and

•                  195,610 TmarPart common shares to Sayed.

The 1,564,882 TmarPart common shares held by Marnaz Holdings will be cancelled.

Schedule 13D

Following the merger of Marnaz Holdings with and into TmarPart and immediately prior to the merger of PTB2 with and into TmarPart, Venus and Sayed are expected to merge into TmarPart. In these mergers, TmarPart will issue:

•                  2,442,621,212 TmarPart common shares to PTB2, representing 45.9% of TmarPart’s share capital;

•                  656,471,113 TmarPart common shares to AGSA, representing 12.3% of TmarPart’s share capital; and

•                  656,471,113 TmarPart common shares to Jereissati, representing 12.3% of TmarPart’s share capital.

An aggregate of 391,220 TmarPart common shares held by Venus and Sayed will be cancelled.

Following the mergers of Venus and Sayed with and into TmarPart and immediately prior to the Merger of Shares, PTB2 is expected to merge with and into TmarPart. In this merger, TmarPart will issue 2,442,621,212 TmarPart common shares to Portugal Telecom, and 2,442,621,212 TmarPart common shares held by PTB2 will be cancelled.

Reverse Share Split of TmarPart

Prior to the Merger of Shares, TmarPart is also expected to implement a reverse split (the “TmarPart Reverse Share Split”) of all of its issued common shares into one share for each 24.724496 issued shares. As a result of the reverse share split, the number of outstanding TmartPart common shares immediately prior to the Merger of Shares will be equal to the number of TmarPart common shares into which the Common Shares and Preferred Shares held by TmarPart will convert in the Merger of Shares.

Following the recapitalization TmarPart, the conversion of the debentures described above, the corporate reorganization of TmarPart described above and the TmarPart Reverse Share Split described above, TmarPart is expected to own, directly and indirectly, 126,596,624 Common Shares and 96,164,146 Preferred Shares.  Portugal Telecom is expected to hold directly 98,841,039 common shares of TmarPart, representing 45.9% of TmarPart’s share capital.

On a fully diluted basis, pro forma for the completion of the other steps of the Business Combination, including the Merger of Shares and the Merger, the shareholders of Portugal Telecom are expected to own, directly and indirectly, 2,858,756,764 common shares of TmarPart, representing 37.34% of TmarPart’s issued and outstanding share capital.

Item 5. Interest in Securities of the Issuer

Items 5(a), (b) and (c)

The information set forth in Items 5(a), (b) and (c) of the Statement is hereby amended by adding the following paragraphs at the end of the subsection of the Statement entitled “Information as to Common Shares of the Issuer that May Be Deemed to Be Beneficially Owned by the Reporting Persons”:

Schedule 13D

Upon completion of the Oi Capital Increase on May 5, 2014 and in accordance with the subscription agreement entered into between Portugal Telecom and Oi, as described in Item 6 of Amendment No. 2, Portugal Telecom subscribed for an aggregate of 1,045,803,934 Common Shares and 1,720,252,731 Preferred Shares in the Oi Capital Increase.

Consequently, after giving effect to the Oi Capital Increase, as of the date hereof, the Reporting Persons may be deemed to beneficially own, directly and indirectly, 1,372,721,714 Common Shares, or 49.43% of the issued and outstanding Common Shares, based on the number of issued and outstanding Common Shares reported in Oi’s prospectus supplement, dated April 28, 2014 filed with the SEC on April 30, 2014 (the “Oi Prospectus Supplement”). Of these Common Shares:

•                                          the Reporting Persons directly own 1,082,171,926 Common Shares, or 38.96% of the issued and outstanding Common Shares, of which 1,045,803,934 Common Shares are held directly by Portugal Telecom and 36,367,992 Common Shares are held directly by Bratel Brasil; and

•                                          the Reporting Persons hold a direct and indirect interest in TmarPart (as detailed below), which holds 290,594,788 Common Shares, or 10.46% of the issued and outstanding Common Shares, of which 249,734,835 Common Shares were held directly by TmarPart and 40,814,953 Common Shares were held by TmarPart’s subsidiary Valverde according to Oi’s prospectus supplement, dated April 28, 2014.

As of the date of this Statement (as amended), and including as a result of the conversion of the debentures and the other transactions referred to in Item 4 above, the Reporting Persons hold their direct and indirect interest in TmarPart as follows:

•                                          the Reporting Persons directly own 383,359,675 common shares of TmarPart, or 5.0% of the total issued common shares of TmarPart (in addition to preferred shares of TmarPart, which are not reported on this Statement);

•                                          the Reporting Persons own 57.5% of the share capital, including 49.8% of the voting share capital, of Pasa, the remainder of which is held by Venus, as described below.  Pasa indirectly owns 2,826,846,254 common shares of TmarPart, representing 37.2% of TmarPart’s issued and outstanding share capital;

•                                          the Reporting Persons own 57.5% of the share capital, including 49.8% of the voting share capital, of EDSP75, the remainder of which is held by Sayed, as described below.  EDSP75 indirectly owns 2,826,846,254 common shares of TmarPart, representing 37.2% of TmarPart’s issued and outstanding share capital;

•                                          PTB2 owns 208,599,126 common shares and 179,482,423 preferred shares of Venus, representing 65.0% of the share capital, including 50.0% of the voting share capital, of Venus, which owns 42.5% of the share capital, including 50.2% of the voting share capital, of Pasa; and

•                                          PTB2 owns 410,106,399 common shares and 352,862,887 preferred shares of Sayed, representing 65.0% of the share capital, including 50.0% of the voting

Schedule 13D

share capital, of Sayed, which owns 42.5% of the share capital, including 50.2% of the voting share capital, of EDSP75.

In addition, the subsection of Item 5 of the Statement entitled “Information as to Persons that May be Deemed to be Members of a Group with the Reporting Persons,” as amended by Amendment No. 1, is further amended by adding the following paragraphs thereto:

As described in Item 6 of Amendment No. 2, among the conditions precedent to the obligation of Portugal Telecom to consummate its subscription in the Oi Capital Increase was the condition that Caravelas Fundo de Investimento em Ações (“Caravelas”), an investment vehicle managed by BTG Pactual Serviços Financeiros S.A. DTVM (“BTG Pactual Serviços Financeiros”), an affiliate of Banco BTG Pactual S.A. (“Banco BTG Pactual”), and shareholders of TmarPart submit subscription orders in the cash portion of the Oi Capital Increase of at least R$2.0 billion.  According to the Oi Prospectus Supplement, Caravelas and current shareholders of TmarPart subscribed to 314,368,148 Common Shares and 658,907,852 Preferred Shares in the Oi Capital Increase, of which 171,362,482 Common Shares, or 6.17% of the issued and outstanding Common Shares, and 359,171,518 Preferred Shares were subscribed by Caravelas, in each case at the public offering price.  In addition, Caravelas is a party to the temporary voting agreement described in Item 6 of Amendment No. 2 and filed as an exhibit to Amendment No. 2.

To the extent the Reporting Persons may be deemed to be members of a group that shares beneficial ownership of the Common Shares of Oi, that group may be deemed to include Caravelas, BTG Pactual Serviços Financeiros and Banco BTG Pactual.  The principal business of Caravelas is to invest in equity securities, the principal business of Banco BTG Pactual and its affiliates is banking, investment banking, asset management and other financial services, and their business address is Praia de Botafogo, n° 501 - 5° andar, parte, Rio de Janeiro, RJ, Brazil.  The Reporting Persons make no representation as to the accuracy of the information set forth in this paragraph or as to whether any other persons may be deemed to control such persons within the meaning of the rules governing Statements on Schedule 13D.  In addition, the Reporting Persons have no information with respect to the Items 2(d) and (e) of the rules governing Statements on Schedule 13D with respect to such persons.

Item 5(e)

Upon completion of the corporate reorganization of PT Portugal and the Oi Capital Increase, PT Portugal, PT Comunicações, MEO and PT Móveis became wholly-owned subsidiaries of Oi and ceased to hold any Common Shares of Oi. As a result, PT Portugal, PT Comunicações, MEO and PT Móveis will cease to be Reporting Persons following the filing of this Amendment.

Upon the consummation of all the steps of the Business Combination, none of the Reporting Persons is expected to be the beneficial owner of any Common Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 6 of the Statement is hereby amended by adding the following paragraph at the end of the subsection of the Statement entitled “Agreement by Portugal Telecom to Subscribe for Shares of Oi”:

On April 28, 2014, Portugal Telecom agreed to waive the condition to closing requiring that the settlement of the Oi Capital Increase occur within a maximum of 70 (seventy) days from the date of the first call of the meeting of shareholders of Oi, to account for certain delays in the initial timetable. Pursuant to the waiver granted by Portugal Telecom, the time period for settlement of the Oi Capital Increase was extended until May 15, 2014.

Schedule 13D

Item 7.   Material to Be Filed as Exhibits

Exhibit	Description

1.

Joint Filing Agreement, dated as of October 7, 2013 by and between the Reporting Persons (incorporated by reference to Exhibit 1 of Amendment No. 1 to the Schedule 13D of Oi S.A., filed on October 8, 2013 (SEC File No. 005-83981)).

2.	Directors and Executive Officers of the Reporting Persons (incorporated by reference to Exhibit 2 of Amendment No. 1 to the Schedule 13D of Oi S.A., filed on October 8, 2013 (SEC File No. 005-83981)).

3.

Shareholders’ Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, Asseca Participações S.A. and, as intervening parties, Telemar Participações S.A. and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to the Form 6-K of Tele Norte Leste Participações S.A. filed on February 19, 2009 (SEC File No. 001-14487)).

4.

Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of January 25, 2011, among AG Telecom Participações S.A., Luxemburgo Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, and, as intervening party, Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 3.02 of the Form 20-F of Tele Norte Leste Participações S.A. filed on May 4, 2011 (SEC File No. 001-14487)).

5.

Private Shareholders Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., LF Tel S.A., Asseca Participações S.A., BNDES Participações S.A.—BNDESPAR, Fiago Participações S.A., Fundação Atlântico de Seguridade Social and, as intervening parties, Telemar Participações S.A., Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Petrobras de Seguridade Social—PETROS, Fundação dos Economiários Federais—FUNCEF and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to the Form 6-K/A of Tele Norte Leste Participações S.A. filed on November 27, 2009 (SEC File No. 001-14487)).

6.

Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of January 25, 2011, among AG Telecom Participações S.A., Luxemburgo Participações S.A., BNDES Participações S.A.—BNDESPar, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS S.A. (English translation) (incorporated by reference to Exhibit 3.04 of the Form 20-F of Tele Norte Leste Participações S.A. filed on May 4, 2011 (SEC File No. 001-14487)).

Schedule 13D

7.

Shareholders Agreement of Pasa Participações S.A., dated as of January 25, 2011, among Andrade Gutierrez Telecomunicações Ltda., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Luxemburgo Participações S.A., La Fonte Telecom S.A., EDSP75 Participações S.A., LF Tel S.A. and Portugal Telecom, SGPS, S.A. (English translation). (incorporated by reference to Exhibit 4.10 of the Form 20-F of Portugal Telecom, SGPS, S.A. filed on May 6, 2011 (SEC File No. 001-13758)).

8.

Shareholders Agreement of EDSP75 Participações S.A., dated as of January 25, 2011, among La Fonte Telecom S.A., Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., Pasa Participações S.A., Andrade Gutierrez Telecomunicações Ltda., AG Telecom Participações S.A., Luxemburgo Participações S.A., and Portugal Telecom, SGPS, S.A. (English translation). (incorporated by reference to Exhibit 4.11 of the Form 20-F of Portugal Telecom, SGPS, S.A. filed on May 6, 2011 (SEC File No. 001-13758)).

9.

Memorandum of Understanding, dated as of October 1, 2013, among Oi S.A., AG Telecom Participações S.A., LF Tel. S.A., Pasa Participações S.A., EDSP75 Participações S.A., Bratel Brasil S.A., Portugal Telecom SGPS, S.A., Avistar, SGPS, S.A. and Nivalis Holding B.V. (incorporated by reference to Exhibit 9 of Amendment No. 1 to the Schedule 13D of Oi S.A., filed on October 8, 2013 (SEC File No. 005-83981)).

10.

Memorandum of Understanding relating to CTX Participações S.A. and Contax Participações S.A., dated as of October 1, 2013, among AG Telecom Participações S.A., Andrade Gutierrez Telecomunicações Ltda., LF Tel. S.A., La Fonte Telecom S.A., Pasa Participações S.A., EDSP75 Participações S.A., Bratel Brasil S.A. and Portugal Telecom SGPS, S.A. (incorporated by reference to Exhibit 10 of Amendment No. 1 to the Schedule 13D of Oi S.A., filed on October 8, 2013 (SEC File No. 005-83981)).

11.

Share Exchange Agreement (Contrato de Permuta de Participações Societárias), dated as of February 19, 2014, among Andrade Gutierrez S.A., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Jereissati Telecom S.A., EDSP75 Participações S.A., L.F. Tel S.A. and Fundação Atlântico de Seguridade Social (English Translation) (incorporated by reference to Exhibit 11 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

12.

Share Exchange Agreement (Contrato de Permuta de Participações Societárias), dated as of February 19, 2014, among Jereissati Telecom S.A., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Andrade Gutierrez S.A., EDSP75 Participações S.A., L.F. Tel S.A. and Fundação Atlântico de Seguridade Social (English Translation) (incorporated by reference to Exhibit 12 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

Schedule 13D

13.

Second Amendment to the Shareholders’ Agreement of Telemar Participações S.A. (2º Aditivo ao Acordo de Acionistas da Telemar Participações S.A.), dated as of February 19. 2014, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social and, as intervening party, Telemar Participações S.A. (English Translation) (incorporated by reference to Exhibit 13 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

14.

Terms of Termination of the Shareholders’ Agreement of Telemar Participações S.A. (Termo de Resilição do Acordo de Acionistas da Telemar Participações S.A.), dated as of February 19. 2014, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social and, as intervening party, Telemar Participações S.A. (English Translation) (incorporated by reference to Exhibit 14 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

15.

Second Amendment to the Shareholders’ Agreement of Telemar Participações S.A. (2º Aditivo ao Acordo de Acionistas da Telemar Participações S.A.), dated as of February 19, 2014, among AG Telecom Participações S.A., BNDES Participações S.A.—BNDESPAR, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS, S.A. (English Translation) (incorporated by reference to Exhibit 15 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

16.

Terms of Termination of the Shareholders’ Agreement of Telemar Participações S.A. (Termo de Resilição do Acordo de Acionistas da Telemar Participações S.A.), dated as of February 19, 2014, among AG Telecom Participações S.A., BNDES Participações S.A.—BNDESPAR, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS, S.A. (English Translation) (incorporated by reference to Exhibit 16 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

17.

First Amendment to the Shareholders’ Agreement of Pasa Participações S.A. (1º Aditivo ao Acordo de Acionistas da Pasa Participações S.A.), dated as of February 19, 2014, among Andrade Gutierrez S.A., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Jereissati Telecom S.A., EDSP75 Participações S.A., LF Tel S.A., Portugal Telecom, SGPS, S.A., Sayed RJ Participações S.A., Venus RJ Participações S.A. and PTB2 S.A. (English Translation) (incorporated by reference to Exhibit 17 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

Schedule 13D

18.

Terms of Termination of the Shareholders’ Agreement of Pasa Participações S.A. (Termo de Resilição do Acordo de Acionistas da Pasa Participações S.A.), dated as of February 19, 2014, among Andrade Gutierrez S.A., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Jereissati Telecom S.A., EDSP75 Participações S.A., LF Tel S.A. and Portugal Telecom, SGPS, S.A. (English Translation) (incorporated by reference to Exhibit 18 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

19.

First Amendment to the Shareholders’ Agreement of EDSP75 Participações S.A. (1º Aditivo ao Acordo de Acionistas da EDSP75 Participações S.A.), dated as of February 19, 2014, among Jereissati Telecom S.A., Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., Andrade Gutierrez S.A., Pasa Participações S.A., AG Telecom Participações S.A., Portugal Telecom, SGPS, S.A., Sayed RJ Participações S.A., Venus RJ Participações S.A. and PTB2 S.A. (English Translation) (incorporated by reference to Exhibit 19 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

20.

Terms of Termination of the Shareholders’ Agreement of EDSP75 Participações S.A. (Termo de Resilição do Acordo de Acionistas da EDSP75 Participações S.A.), dated as of February 19, 2014, among Jereissati Telecom S.A., Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., Andrade Gutierrez S.A., Pasa Participações S.A., AG Telecom Participações S.A. and Portugal Telecom, SGPS, S.A. (English Translation) (incorporated by reference to Exhibit 20 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

21.

Temporary Voting Agreement of the Shareholders of Oi S.A. and Telemar Participações S.A. (referred to as “CorpCo”) (Compromisso Provisório de Voto dos Acionistas da Oi S.A. e da Telemar Participações S.A. (a ser denominada “CorpCo”)), dated February 19, 2014, among Portugal Telecom, SGPS, S.A., Caravelas Fundo de Investimento em Ações, Bratel Brasil S.A., Telemar Participações S.A., Andrade Gutierrez S.A., Jereissati Telecom S.A. and, as intervening party, Oi S.A. (English Translation) (incorporated by reference to Exhibit 21 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

22.

Subscription Agreement for Shares of Capital Stock Issued by Oi S.A. (Contrato de Subscrição de Ações de Emissão da Oi S.A.), dated February 19, 2014, between Oi S.A. and Portugal Telecom, SGPS, S.A. (English Translation) (incorporated by reference to Exhibit 22 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

Schedule 13D

23.

Private Instrument of Commitment to Assign Priority Rights (Instrumento Particular de Compromisso de Cessão de Direito de Prioridade), dated February 19, 2014, among Telemar Participações S.A., Valverde Participações S.A., AG Telecom Participações S.A., LF Tel S.A. and Portugal Telecom, SGPS, S.A. (English Translation) (incorporated by reference to Exhibit 23 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

24.

Debenture Subscription Agreement for the First Private Issuance of Unsecured Debentures Convertible into Common and Preferred Shares, in a Single Series, of Venus RJ Participações S.A. (Contrato de Subscrição de Debêntures da Primeira Emissão Privada de Debêntures Conversíveis em Ações Ordinárias e Preferenciais, da Espécie Quirografária em Série Única, da Venus RJ Participações S.A.), dated as of February 19, 2014, between PTB2 S.A. and Venus RJ Participações S.A. (English Translation) (incorporated by reference to Exhibit 24 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

25.

Debenture Subscription Agreement for the First Private Issuance of Unsecured Debentures Convertible into Common and Preferred Shares, in a Single Series, of Sayed RJ Participações S.A. (Contrato de Subscrição de Debêntures da Primeira Emissão Privada de Debêntures Conversíveis em Ações Ordinárias e Preferenciais, da Espécie Quirografária em Série Única, da Sayed RJ participações S.A.), dated as of February 19, 2014, between Sayed RJ Participações S.A. and PTB2 S.A. (English Translation) (incorporated by reference to Exhibit 25 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

26.

Debenture Subscription Agreement for the First Private Issuance of Unsecured Debentures Convertible into Common and Preferred Shares, in Series, of Pasa Participações S.A. (Contrato de Subscrição de Debêntures da Primeira Emissão Privada de Debêntures Conversíveis em Ações Ordinárias e Preferenciais, da Espécie Quirografária em Séries, da Pasa Participações S.A.), dated as of February 19, 2014, among Pasa Participações S.A., Bratel Brasil S.A. and Venus RJ Participações S.A. (English Translation) (incorporated by reference to Exhibit 26 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

27.

Debenture Subscription Agreement for the First Private Issuance of Unsecured Debentures Convertible into Common and Preferred Shares, in Series, of EDSP75 Participações S.A. (Contrato de Subscrição de Debêntures da Primeira Emissão Privada de Debêntures Conversíveis em Ações Ordinárias e Preferenciais, da Espécie Quirografária em Séries, da EDSP75 Participações S.A.), dated as of February 19, 2014, among EDSP75 Participações S.A., Bratel Brasil S.A. and Sayed RJ Participações S.A. (English Translation) (incorporated by reference to Exhibit 27 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

Schedule 13D

28.

Debenture Subscription Agreement for the Third Private Issuance of Subordinated Debentures Convertible into Common Shares, in a Single Series, of AG Telecom Participações S.A. (Contrato de Subscrição de Debêntuntes da Terceira Emissão Privada de Debêntures Conversíveis em Ações Ordinárias, da Espécie Subordinada em Série Única, da AG Telecom Participações S.A.), dated as of February 19, 2014, among Pasa Participações S.A. and AG Telecom S.A. (English Translation) (incorporated by reference to Exhibit 28 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

29.

Debenture Subscription Agreement for the Fifth Private Issuance of Subordinated Debentures Convertible into Common Shares, in a Single Series, of LF Tel S.A. (Contrato de Subscrição de Debêntuntes da Quinta Emissão Privada de Debêntures Conversíveis em Ações Ordinárias, da Espécie Subordinada em Série Única, da LF Tel Participações S.A.), dated as of February 19, 2014, among LF Tel S.A. and EDSP75 Participações S.A. (English Translation) (incorporated by reference to Exhibit 29 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

30.

Debenture Subscription Agreement for the Twelfth Private Issuance of Subordinated Debentures Convertible into Common Shares, in a Single Series, of Telemar Participações S.A. (Contrato de Subscrição de Debêntures da Décima Segunda Emissão Provada de Debêntures Conversíveis em Ações Ordinárias, da Espécie Subordinada em Série Única, da Telemar Participações S.A.), dated as of February 19, 2014, among Telemar Participações S.A., AG Telecom Participações S.A. and LF Tel S.A. (English Translation) (incorporated by reference to Exhibit 30 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

31.

Waiver Letter (Renúncia de Condição Precedente do Contrato de Subscrição de Ações de Emissão da Oi S.A.), dated as of April 28, 2014, relating to the waiver by Portugal Telecom, SGPS, S.A. of a condition precedent to the Subscription Agreement entered into between Portugal Telecom, SGPS, S.A. and Oi S.A., dated as of February 19, 2014 (English translation).

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 14, 2014

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Henrique Granadeiro
	Name:	Henrique Granadeiro
	Title:	Chief Executive Officer

By:	/s/ Luis Pacheco de Melo
	Name:	Luis Pacheco de Melo
	Title:	Chief Financial Officer

PT PORTUGAL, SGPS, S.A.

By:	/s/ Luis Pacheco de Melo
	Name:	Luis Pacheco de Melo
	Title:	Vice President

By:	/s/ Manuel Francisco Rosa da Silva
	Name:	Manuel Francisco Rosa da Silva
	Title:	Executive Member of the Board of Directors

PT COMUNICAÇÕES, S.A.

By:	/s/ Manuel Francisco Rosa da Silva
	Name:	Manuel Francisco Rosa da Silva
	Title:	Executive Member of the Board of Directors

By:	/s/ Carlos Duarte
	Name:	Carlos Duarte
	Title:	Executive Member of the Board of Directors

MEO — SERVIÇOS DE COMUNICAÇÕES E MULTIMEDIA, S.A.

By:	/s/ Manuel Francisco Rosa da Silva
	Name:	Manuel Francisco Rosa da Silva
	Title:	Executive Member of the Board of Directors

By:	/s/ Carlos Duarte
	Name:	Carlos Duarte
	Title:	Executive Member of the Board of Directors

PT MÓVEIS, SGPS, S.A.

By:	/s/ Henrique Granadeiro
	Name:	Henrique Granadeiro
	Title:	Chairman of the Board of Directors

By:	/s/ Luis Pacheco de Melo
	Name:	Luis Pacheco de Melo
	Title:	Executive Member of the Board of Directors

BRATEL B.V.

By:	/s/ C.C. van den Broek
	Name:	C.C. van den Broek
	Title:	Director B

By:	/s/ Carlos Cruz
	Name:	Carlos Cruz
	Title:	Director A

BRATEL BRASIL S.A.

By:	/s/ Shakhaf Wine
	Name:	Shakhaf Wine
	Title:	President

By:	/s/ Pedro Guterres
	Name:	Pedro Guterres
	Title:	Director